Exhibit  12

THE COCA-COLA COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
EARNINGS:
Income before income taxes and changes in accounting principles	$ 5,317	$ 6,222	$ 5,495	$ 5,499	$ 5,670	$ 3,399
Fixed charges	206	232	220	236	327	489
Adjustments:
Capitalized interest, net	(1)	(1)	(1)	(1)	(8)	(11)
Equity income or loss, net of dividends	(375)	(476)	(294)	(256)	(54)	380

Adjusted earnings	$ 5,147	$ 5,977	$ 5,420	$ 5,478	$ 5,935	$ 4,257

FIXED CHARGES:
Gross interest incurred	$ 179	$ 197	$ 179	$ 200	$ 297	$ 458
Interest portion of rent expense	27	35	41	36	30	31

Total fixed charges	$ 206	$ 232	$ 220	$ 236	$ 327	$ 489

Ratios of earnings to fixed charges	25.0	25.8	24.6	23.2	18.1	8.7

At September 30, 2005, our Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $219 million. Fixed charges for these contingent liabilities have not been included in the computations of the above ratios as the amounts are immaterial and, in the opinion of management, it is not probable that our Company will be required to satisfy the guarantees.